UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-41773

Adlai Nortye Group Ltd.

77 Robinson Road

#20-01, Robinson 77

Singapore 068896

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

CONTENT

On July 29, 2026, Adlai Nortye Group Ltd. (previously known as Adlai Nortye Ltd.)(the “Company”) completed a change of corporate name to “Adlai Nortye Group Ltd.” (the “Name Change”), the redomiciliation to Singapore from Cayman Islands (the “Redomiciliation”) and a change of its registered office address to 77 Robinson Road, #20-01, Robinson 77, Singapore 068896 (the “Address Change”). The Name Change, the Redomiciliation and the Address Change were approved by the shareholders at the extraordinary general meeting held on December 1, 2025.

The American Depositary Shares (“ADSs”) of the Company will begin trading on The Nasdaq Stock Market LLC on August 21, 2026 under the new corporate name, and the CUSIP and trading symbol of the Company will remain unchanged as “00704R109” and “ANL”, respectively. No action is required by existing holders of American Depositary Shares of the Company.

Effective as of August 14, 2026, Boardroom Corporate & Advisory Services Pte. Ltd. (“Boardroom”) replaced Maples Fund Services (Cayman) Limited as the share registrar of the Company. All of the Company’s register of members and related records have been transferred to Boardroom.

In connection with the redomiciliation, the Company adopted a new constitution governed by the laws of Singapore, a copy of which is attached to this Form 6-K as Exhibit 99.1 and incorporated by reference herein.

INCORPORATION BY REFERENCE

The information contained in this Form 6-K shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the registration statements on Form F-3 (File No. 333-294173) and Forms S-8 (File No. 333-279372 and 333-290280) of the registrant on file with the SEC.

Exhibits

Exhibit No.	Description
99.1	Constitution of Adlai Nortye Group Ltd. (registered on July 29, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Group Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: August 19, 2026

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